SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D
 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

DIVERSA CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

255064107

(CUSIP Number)

Christoph Maeder
Syngenta AG
Schwarzwaldallee 215
CH-4058 Basel, Switzerland
Tel No.: (41) 61 323 2323

with a copy to:

Louis Goldberg Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Tel. No.: 212-450-4539

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2002

(Date of Event which Requires Filing of this Statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No. 255064107	13D		Page 2 of 14 Pages

1.			NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SYNGENTA SEEDS AG

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3.			SEC USE ONLY
4.			SOURCE OF FUNDS* OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION SWITZERLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	11,735,297
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,928,610 (see item 4)
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,735,297
12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%
14.			TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 255064107	13D		Page 3 of 14 Pages

1.			NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SYNGENTA PARTICIPATIONS AG

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3.			SEC USE ONLY
4.			SOURCE OF FUNDS* OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION SWITZERLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	11,735,297
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,928,610 (see item 4)
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,735,297
12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%
14.			TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 255064107	13D		Page 4 of 14 Pages

1.			NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TORREY MESA RESEARCH INSTITUTE

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3.			SEC USE ONLY
4.			SOURCE OF FUNDS* OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	11,735,297
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,928,610 (see item 4)
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,735,297
12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%
14.			TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 255064107	13D		Page 5 of 14 Pages

1.			NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SYNGENTA AG

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3.			SEC USE ONLY
4.			SOURCE OF FUNDS* OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION SWITZERLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	11,735,297
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,928,610 (see item 4)
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,735,297
12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%
14.			TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

             Item 1. Security and Issuer.

             The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Shares”), of Diversa Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4955 Directors Place, San Diego, CA 92121.

             Item 2. Identity and Background.

             (a)-(c) and (f) The names of the persons filing this statement are Syngenta Seeds AG, a corporation organized under the laws of Switzerland, Syngenta Participations AG, a corporation organized under the laws of Switzerland (“SPARTAG”), Torrey Mesa Research Institute, a Delaware corporation (“TMRI”) and Syngenta AG, a corporation organized under the laws of Switzerland (together with Syngenta Seeds AG, SPARTAG and TMRI, hereinafter sometimes referred to as the “Reporting Persons”). Syngenta Seeds AG, SPARTAG and TMRI are indirect wholly-owned subsidiaries of Syngenta AG.

             The address of the principal business and the principal office of Syngenta Seeds AG is Schwarzwaldallee 215, CH-4058 Basel, Switzerland. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Syngenta Seeds AG is set forth on Schedule A.

             The address of the principal business and the principal office of SPARTAG is Schwarzwaldallee 215, CH-4058 Basel, Switzerland. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of SPARTAG is set forth on Schedule B.

             The address of the principal business and the principal office of TMRI is 3115 Merryfield Row, San Diego, CA 92121. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of TMRI is set forth on Schedule C.

             The address of the principal business and the principal office of Syngenta AG is Schwarzwaldallee 215, CH-4058 Basel, Switzerland. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Syngenta AG is set forth on Schedule D.

             (d)-(e) During the last five years, none of the Reporting Persons, nor to the best knowledge of any of the Reporting Persons, any of the persons listed on Schedule A, Schedule B, Schedule C or Schedule D attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons, nor to the best knowledge of any of the Reporting Persons, any of the persons listed on Schedule A, Schedule B, Schedule C or Schedule D attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to U.S. Federal or State securities laws or finding any violation with respect to such laws.

             Item 3. Source and Amount of Funds or Other Consideration.

             Not applicable.

             Item 4. Purpose of Transaction.

             On December 3, 2002, SPARTAG, TMRI (collectively, the “Syngenta Parties”) and the Issuer entered into a Transaction Agreement (the “Transaction Agreement”) and certain other related agreements. The Transaction Agreement contemplates a transaction (the “Transaction”) in which, subject to its closing conditions, (i) the Issuer and SPARTAG agree to enter into a research collaboration agreement for the discovery and development of new genes and biomolecules and products based on such genes and biomolecules, (ii) SPARTAG agrees to grant to the Issuer a license to certain intellectual property rights for use outside of the fields for which certain exclusivities would be granted to the Syngenta Parties under the research collaboration agreement, (iii) the Issuer agrees to purchase certain assets and assume certain liabilities of the Syngenta Parties relating to the foregoing and (iv) the Issuer agrees to issue (the “Issuance”) to the Syngenta Parties (or their designee or designees) as of the closing of the Transaction (A) that number of Shares equal to 14% of the outstanding common stock of the Issuer as of the closing and (B) a warrant to acquire that number of Shares equal to 3% of the outstanding common stock of the Issuer as of the closing, in the case of (A) and (B), calculated pro forma for such issuances. The Transaction Agreement is attached as Exhibit 1.

             On December 3, 2002, the Syngenta Parties entered into a Stockholders Agreement (the “Stockholders Agreement”) with the following stockholders of the Issuer: Healthcare Ventures III, L.P., Healthcare Ventures IV, L.P., Healthcare Ventures V, L.P., Healthcare Ventures VI, L.P., RHO Management Trust II, RHO Management Partners L.P., Jay M. Short, President, Chief Executive Officer and Chief Technology Officer and a director of the Issuer, Melvin I. Simon, a director of the Issuer, Donald D. Johnson, a director of the Issuer, Wayne T. Hockmeyer, a director of the Issuer, Peter Johnson, a director of the Issuer, William H. Baum, Senior Vice President, Business Development of the Issuer, Karin Eastham, Senior Vice President, Finance and Chief Financial Officer of the Issuer, R. Patrick Simms, Senior Vice President, Operations of the Issuer and Carolyn A. Erickson, Vice President, Intellectual Property of the Issuer (each, a “Stockholder”, and collectively, the “Stockholders”). Pursuant to the Stockholders Agreement, on the terms set forth therein, the Stockholders have agreed to (i) vote their Shares in favor of the Issuance at any meeting of the Issuer’s shareholders called for that purpose and (ii) to not vote any of their Shares in favor of the approval of any action which would reasonably be expected to prevent, delay, postpone, impede, interfere with, frustrate the purposes of, or discourage the consummation of, the transactions contemplated by the Transaction Agreement. Any transfer of the Shares subject to the Stockholders Agreement can be made so long as the transferee stays bound by the Stockholders Agreement with respect to these Shares. In addition, each Stockholder has granted Syngenta Participations AG a proxy to vote its, his or her Shares in favor of the Issuance. As of December 3, 2002, Healthcare Ventures III, L.P. owned 3,231,679 Shares, Healthcare Ventures IV, L.P. owned 949,929 Shares, Healthcare Ventures V, L.P. owned 1,677,658 Shares, Healthcare Ventures VI, L.P. owned 638,500 Shares, RHO Management Trust II owned 1,634,230 Shares, RHO Management Partners L.P. owned 47,931 Shares, Jay M. Short owned 415,670 Shares, Melvin I. Simon owned 259,513 Shares, Donald D. Johnson owned 650,632 Shares, Wayne T. Hockmeyer owned 10,000 Shares, Peter Johnson owned 5,000 Shares, William H. Baum owned 158,536 Shares, Karin Eastham owned 46,539 Shares, R. Patrick Simms owned 79,719 Shares and Carolyn A. Erickson owned 1,151 Shares, representing collectively 27.4% of the then outstanding Shares (based on information provided by the Stockholders).

             In addition, Syngenta Seeds AG is the record and beneficial owner of 1,928,610 Shares, representing approximately 5.4% of the outstanding Shares as of December 3, 2002. Under the Transaction Agreement, the Syngenta Parties have agreed to cause Syngenta Seeds AG to vote its Shares in favor of the Issuance.

             Item 5. Interest in Securities of the Issuer.

             (a)(i) For the purpose of Rule 13d-3 promulgated under the Exchange Act, Syngenta Seeds AG beneficially owns 11,735,297 Shares, representing approximately 32.8% of the outstanding Shares of the Issuer.

             (ii) For the purpose of Rule 13d-3 promulgated under the Exchange Act, SPARTAG beneficially owns 11,735,297 Shares, representing approximately 32.8% of the outstanding Shares of the Issuer.

             (iii) For the purpose of Rule 13d-3 promulgated under the Exchange Act, TMRI beneficially owns 11,735,297 Shares, representing approximately 32.8% of the outstanding Shares of the Issuer.

             (iv) For the purpose of Rule 13d-3 promulgated under the Exchange Act, Syngenta AG beneficially owns 11,735,297 Shares, representing approximately 32.8% of the outstanding Shares of the Issuer.

             (v) For the purpose of Rule 13d-3 promulgated under the Exchange Act, Steven P. Briggs, President and CEO of TMRI, beneficially owns 4166 Shares, representing approximately 0.01% of the outstanding Shares of the Issuer.

             Except as set forth in this Item 5(a) and in Item 5(c), none of the Reporting Persons, nor any other person controlling any Reporting Person nor, to the best knowledge of any Reporting Person, any persons named in Schedule A, Schedule B, Schedule C or Schedule D hereto owns beneficially any Shares.

             (b)(i) Syngenta Seeds AG has shared power to vote 11,735,297 Shares and to dispose of 1,928,610 Shares.

             (ii) SPARTAG has shared power to vote 11,735,297 Shares and to dispose of 1,928,610 Shares.

             (iii) TMRI has shared power to vote 11,735,297 Shares and to dispose of 1,928,610 Shares.

             (iv) Syngenta AG has shared power to vote 11,735,297 Shares and to dispose of 1,928,610 Shares.

             (v) Steven P. Briggs, President and CEO of TMRI, has sole power to vote and dispose of 4166 Shares.

             (c) Except for entering into the Stockholders Agreement with respect to the 9,806,687 Shares described in Item 4 above, during the past sixty days, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A, Schedule B, Schedule C or Schedule D has effected any transactions in the Shares.

             (d) Inapplicable.

             (e) Inapplicable.

             Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             Except for the arrangements described in Item 4 above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

             Item 7. Material to be Filed as Exhibits.

             Exhibit 1: Transaction Agreement dated as of December 3, 2002 between the Syngenta Parties and the Issuer.

             Exhibit 2: Stockholders Agreement dated as of December 3, 2002 between the Syngenta Parties and the Stockholders.

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Date: December 11, 2002

SYNGENTA SEEDS AG

By:	/s/ Christoph Maeder
Name: Christoph Maeder Title: Head Legal & Tax

By:	/s/ Pierre-Etienne Boin
Name: Pierre-Etienne Boin Title: Senior Legal Counsel

SYNGENTA PARTICIPATIONS AG

By:	/s/ Christoph Maeder
Name: Christoph Maeder Title: Head Legal & Tax

By:	/s/ Pierre-Etienne Boin
Name: Pierre-Etienne Boin Title: Senior Legal Counsel

TORREY MESA RESEARCH INSTITUTE

By:	/s/ Joseph L. Powell
Name: Joseph L. Powell Title: Assistant Treasurer and Attorney-in-Fact

SYNGENTA AG

By:	/s/ Christoph Maeder
Name: Christoph Maeder Title: Head Legal & Tax

By:	/s/ Damian Heller
Name: Damian Heller Title: Company Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SYNGENTA SEEDS AG

The name, business address and current principal occupation or employment of each director and executive officer of Syngenta Seeds AG, are set forth below. All directors and officers listed below are citizens of Switzerland, except for Mr. Beard who is an American citizen. Directors are identified by an asterisk.

Name and Business Address	Current Principal Occupation or Employment

*Jeffrey Raymond Beard Syngenta Seeds AG Schwarzwaldallee 215, CH-4058 Basel, Switzerland	Chief Operational Officer of Syngenta Seeds AG

*Heinz Imhof Syngenta AG Schwarzwaldallee 215, CH-4058 Basel, Switzerland	Chairman of the Board for Syngenta AG

*Christoph Maeder Syngenta AG Schwarzwaldallee 215, CH-4058 Basel, Switzerland	Head Legal & Taxes for Syngenta AG

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF SYNGENTA PARTICIPATIONS AG

             The name, business address and current principal occupation or employment of each director and executive officer of Syngenta Participations AG, are set forth below. All directors and officers listed below are citizens of Switzerland, except for Mr. Steiblin who is a French citizen. Directors are identified by an asterisk.

Name and Business Address	Current Principal Occupation or Employment

*Heinz Imhof Syngenta AG Schwarzwaldallee 215, CH-4058 Basel, Switzerland	Chairman of the Board for Syngenta AG

*Christoph Maeder Syngenta AG Schwarzwaldallee 215, CH-4058 Basel, Switzerland	Head Legal & Taxes for Syngenta AG

*Richard Steiblin Syngenta AG Schwarzwaldallee 215, CH-4058 Basel, Switzerland	Chief Financial Officer of Syngenta AG

SCHEDULE C

DIRECTORS AND EXECUTIVE OFFICERS OF TORREY MESA RESEARCH INSTITUTE

The name, business address and current principal occupation or employment of each director and executive officer of Torrey Mesa Research Institute (“TMRI”), are set forth below. All directors and officers listed below are citizens of the United States, except for Mr. Lawrence who is a British citizen. Directors are identified by an asterisk.

Name and Business Address	Current Principal Occupation or Employment

*Steven P. Briggs Torrey Mesa Research Institute 3115 Merryfield Row San Diego, CA 92121	President and Chief Executive Officer of TMRI

*David Lawrence Schwarzwaldallee 215, CH-4058 Basel, Switzerland	Head Research & Technology for Syngenta AG

Bernadette J. Pinamont 2200 Concord Pike Wilmington, DE USA 19803	Assistant Treasurer of TMRI

Robert Powderly Torrey Mesa Research Institute 3115 Merryfield Row San Diego, CA 92121	Vice President & Treasurer of TMRI

*Joseph L. Powell 2200 Concord Pike Wilmington, DE USA 19803	Assistant Treasurer of TMRI

Cheryl L. Quain 2200 Concord Pike Wilmington, DE USA 19803	Assistant Secretary of TMRI

Elizabeth K. Quarles 2200 Concord Pike Wilmington, DE USA 19803	Assistant Secretary of TMRI

Daniel J. Tangeman Torrey Mesa Research Institute 3115 Merryfield Row San Diego, CA 92121	Secretary of TMRI

SCHEDULE D

DIRECTORS AND EXECUTIVE OFFICERS OF SYNGENTA AG

The name, business or residential address, current principal occupation or employment and citizenship of each director and executive officer of Syngenta AG, are set forth below. Directors are identified by an asterisk.

Name and Business Address	Current Principal Occupation or Employment	Citizenship

John Atkin Syngenta AG Schwarzwaldallee 215, CH-4058 Basel, Switzerland	Chief Operational Officer - Crop Protection for Syngenta AG	British

* Sir David Barnes Syngenta AG Schwarzwaldallee 215, CH-4058 Basel, Switzerland	Vice Chairman of Syngenta AG	British

Jeffrey Raymond Beard Syngenta AG Schwarzwaldallee 215, CH-4058 Basel, Switzerland	Chief Operational Officer - Seeds for Syngenta AG	American

Bruce Bissell Syngenta AG Schwarzwaldallee 215, CH-4058 Basel, Switzerland	Head Chemical Operations & Supply for Syngenta AG	British

* Peggy Bruzelius Lancelot Asset Management AB Blasieholmsgatan 4A, 103 23 Stockholm, Sweden	Chairman of Lancelot Asset Management AB	Swedish

* Peter Doyle UK Biotechnology and Biological Sciences Research North Star Avenue, SN2 1UH Swindon, England	Chairman of UK Biotechnology and Biological Sciences Research	British

John Elias Syngenta AG Schwarzwaldallee 215, CH-4058 Basel, Switzerland	Human Resources for Syngenta AG	British

* Rupert Gasser rue des Paquiers 37, CH-1450 Ste-Croix, Switzerland	Retired	Swiss

*Heinz Imhof Syngenta AG Schwarzwaldallee 215, CH-4058 Basel, Switzerland	Chairman of the Board for Syngenta AG	Swiss

David J. Jones Syngenta AG Schwarzwaldallee 215, CH-4058 Basel, Switzerland	Head Business Development & Planning for Syngenta AG	British

* Pierre Landolt Sandoz Family Foundation Ave. General-Guisan 85, CH-1009 Pully, Switzerland	Chairman of Sandoz Family Foundation	Swiss

David Lawrence Syngenta AG Schwarzwaldallee 215, CH-4058 Basel, Switzerland	Head Research & Technology for Syngenta AG	British

Christoph Maeder Syngenta AG Schwarzwaldallee 215, CH-4058 Basel, Switzerland	Head Legal & Taxes for Syngenta AG	Swiss

* Michael Pragnell Syngenta AG Schwarzwaldallee 215, CH-4058 Basel, Switzerland	Chief Executive Officer of Syngenta AG	British

* Pedro Reiser Schwanengasse 4, CH-8001 Zurich, Switzerland	Retired	Swiss

Richard Steiblin Syngenta AG Schwarzwaldallee 215, CH-4058 Basel, Switzerland	Chief Financial Officer of Syngenta AG	French

* Martin Taylor WH Smith Group PLC 103 Wigmore Street, W1U 1WH London, England	Chairman of WH Smith Group PLC	British

* Peter Thompson Pepsi-Cola International 700 Anderson Hill Rd. Purchase, NY USA 10577	President and CEO of Pepsi-Cola International	American

* Rolf Watter Bar & Karrer Seefeldstrasse 19, CH-8024 Zurich, Switzerland	Partner at the law firm of Bar & Karrer	Swiss

* Felix Weber Adecco SA Grand-Pont 12, CH-1003 Lausanne, Switzerland	CFO and Senior Vice President of Adecco SA	Swiss